Exhibit 21

Subsidiaries of the Registrant

Name	Percent Ownership	State of Incorporation

Columbia Bank	100%	United States
1901 Commercial Management Co. LLC (1)	100%	New Jersey
1901 Residential Management Co. LLC (1)	100%	New Jersey
2500 Broadway Corp. (1)	100%	Delaware
CSB Realty Corp. (2)	100%	Delaware
Columbia Investment Services, Inc. (1)	100%	New Jersey
First Jersey Title Services, Inc. (1)	100%	New Jersey
Plaza Financial Services, Inc. (1)	100%	New Jersey
Real Estate Management Corp, LLC (1)	100%	New Jersey

(1)	Wholly-owned subsidiary of Columbia Bank.
(2)	2500 Broadway Corp owns 100% of the common stock of CSB Realty Corporation. CSB Realty Corporation also has 800 shares of non-voting preferred stock outstanding, 650 of which are owned by 2500 Broadway Corp and 150 of which are owned by third parties.